Pricing Term Sheet dated as of December 4, 2013

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-192628
Supplementing the Preliminary
Prospectus Supplements
dated December 2, 2013 and the
Prospectus dated December 2, 2013

GT Advanced Technologies Inc.

Concurrent Offerings of

8,650,000 Shares of Common Stock

(the “Common Stock Offering”)

and
$190 million aggregate principal amount of
3.00% Convertible Senior Notes due 2020
(the “Convertible Senior Notes Offering”)

This information in this pricing term sheet relates to the Common Stock Offering and the Convertible Senior Notes Offering (together, the Offerings) and should be read together, with (i) the preliminary prospectus supplement dated December 2, 2013 (including the documents incorporated by reference therein) relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated December 2, 2013 (including the documents incorporated by reference therein) relating to the Convertible Senior Notes Offering (the “Convertible Senior Notes Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectus Supplements”) and the accompanying prospectus to each of the Prospectus Supplements dated December 2, 2013 (the “Base Prospectus”). The information in this term sheet supersedes the information in the Preliminary Prospectus Supplements and the Base Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplements.

Issuer:	GT Advanced Technologies Inc. (NASDAQ: GTAT)

Trade Date:	December 5, 2013

Settlement Date:	December 10, 2013

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co.

Co-Manager:	Canaccord Genuity Inc.

Common Stock Offering

Common Stock:	The Issuer’s common stock, par value $0.01 per share

Offering Size:	8,650,000 shares of Common Stock (9,942,196 shares if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full)

Common Stock to be Outstanding After Offering:	132,908,436 shares of Common Stock (134,200,632 shares if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full)

Public Offering Price:	$8.65 per share

Underwriting Discounts and Commissions:	$0.4325 per share

Selling Concession:	Any shares sold by the underwriters in the Common Stock Offering to securities dealers may be sold at a discount of up to $0.2595 per share from the Public Offering Price.

Use of Proceeds:

The net proceeds from the Common Stock Offering are estimated to be approximately $70.8 million (or $81.5 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Common Stock Offering and its Convertible Senior Notes Offering for working capital and general corporate purposes, which may include the acquisition of companies or businesses and capital expenditures.

Convertible Senior Notes Offering

Notes:	3.00% Convertible Senior Notes due 2020

Offering Size:	$190.0 million ($214.0 million if the underwriters exercise their option to purchase additional Notes in full)

Maturity:	December 15, 2020, subject to earlier repurchase or conversion

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.25% of principal amount

Interest Rate:	3.00% per annum accruing from the Settlement Date, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014

Conversion Premium:	Approximately 40% above the public offering price of the Common Stock in the Common Stock Offering

Initial Conversion Rate:	82.5764 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $12.11 per share of Common Stock

Use of Proceeds:

The net proceeds from the Convertible Senior Notes Offering are estimated to be approximately $183.3 million (or $206.5 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering for working capital and general corporate purposes, which may include the acquisition of companies or businesses and capital expenditures.

Adjustment to Shares Delivered upon Conversion in connection with a Make-Whole Fundamental Change:

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of Notes upon conversion in connection with a make-whole fundamental change for each stock price and the effective date set forth below. See “Description of Notes—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” in the Convertible Senior Notes Preliminary Prospectus Supplement. The stock prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Convertible Senior Notes Preliminary Prospectus Supplement.

	Stock price
Effective date	$8.65	$10.00	$11.00	$12.11	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
December 10, 2013	33.0305	27.1757	23.3390	19.9934	14.1290	8.8313	6.1237	4.5321	3.5012	2.7878	1.8745	1.3226
December 15, 2014	33.0305	26.5599	22.6002	19.1811	13.2662	8.0689	5.4960	4.0193	3.0821	2.4417	1.6310	1.1451
December 15, 2015	33.0305	25.8363	21.7304	18.2173	12.2475	7.1799	4.7765	3.4444	2.6188	2.0638	1.3712	0.9593
December 15, 2016	33.0305	24.9482	20.6522	17.0174	10.9864	6.1090	3.9333	2.7838	2.0960	1.6445	1.0895	0.7609
December 15, 2017	33.0305	23.8015	19.2486	15.4637	9.3798	4.7993	2.9414	2.0331	1.5169	1.1877	0.7890	0.5516
December 15, 2018	33.0305	22.2337	17.3144	13.3184	7.2222	3.1663	1.7862	1.1991	0.8923	0.7026	0.4716	0.3293

	Stock price
Effective date	$8.65	$10.00	$11.00	$12.11	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
December 15, 2019	33.0305	19.8989	14.3223	9.9806	4.0590	1.1396	0.5280	0.3460	0.2605	0.2055	0.1326	0.0846
December 15, 2020	33.0305	17.4236	8.3327	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be as set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year.

•                  If the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings in the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $8.65 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 115.6069 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Senior Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	36191UAB2 / US36191UAB26

Changes to Information in the Preliminary Prospectus Supplements

The following changes are made to the information set forth in the applicable Preliminary Prospectus Supplement, and will be reflected in the applicable final prospectus supplement for the applicable Offering.

The following information set forth under the heading “Capitalization” in the applicable Preliminary Prospectus Supplement is updated as follows, and will be reflected in the applicable final prospectus supplement for the applicable Offering:

CAPITALIZATION

The following table sets forth the Issuer’s cash and cash equivalents, current portion of long-term debt and capitalization as of September 28, 2013:

•                                          on an actual basis;

•                                          on an as adjusted basis to reflect (1) the repayment of all amounts outstanding under the Issuer’s senior secured credit facility subsequent to September 28, 2013 but prior to the date hereof, (2) the receipt of the first installment payment of $225 million under the Issuer’s Prepayment Agreement with Apple and (3) receipt of the net proceeds from the sale of the Notes in the Convertible Senior Notes Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer (assuming no exercise of the underwriters’ option to purchase additional Notes). See “Use of Proceeds” in this Free Writing Prospectus and the Preliminary Prospectus Supplements; and

•                                          on an as-further-adjusted basis to reflect the sale of 8,650,000 shares of Common Stock in the Common Stock Offering (assuming no exercise of the underwriters’ option to purchase additional shares) at a public offering price of $8.65 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

You should read the following table along with the Issuer’s financial statements and the accompanying notes to those statements and other financial information included in the Preliminary Prospectus Supplements and incorporated therein by reference.

	As of September 28, 2013
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except footnotes and per share amounts)
Cash and cash equivalents	$258,472	$570,844	$641,689
Current portion of long-term debt(1)	9,063	—	—
Long-term debt
3.00% Convertible Senior Notes due 2020(3)	—	128,416	128,416
3.00% Convertible Senior Notes due 2017(4)	165,390	165,390	165,390
Senior secured credit facility(1)	86,875	—	—
First installment of Prepayment Amount(2)	—	170,445	170,445
Stockholders’ equity:
Preferred stock, 10,000 shares authorized, none issued and outstanding	—	—	—
Common stock, $0.01 par value; 500,000 shares authorized, 123,758 shares issued and outstanding as of September 28, 2013, actual and as adjusted, 132,408 issued and outstanding as further adjusted(5)	1,238	1,238	1,324
Additional paid-in capital(3)	208,631	268,046	338,804
Accumulated other comprehensive loss	1,066	1,066	1,066
Retained earnings(1)	11,807	8,168	8,168
Total stockholders’ equity(3)	$222,742	$278,518	$349,362
Total capitalization	$475,007	$742,769	$813,613

(1)         As adjusted and as further adjusted amounts reflects the repayment of all amounts outstanding under the Issuer’s senior secured credit facility and the associated non-cash charge of approximately $3.6 million related to the write-off of deferred issuance costs.

(2)         Actual amount does not reflect receipt of any portion of the $578 million Prepayment Amount from Apple, which is expected to consist of four payments. As adjusted and as further adjusted amounts reflect receipt of the first installment payment of $225 million. The Issuer estimates the fair value of the $225 million payment received under the Prepayment Agreement to be $170 million, which reflects that the Prepayment Amount is non-interest bearing. Long-term debt, as adjusted and as further adjusted, reflects the estimated fair value amount of the initial installment payment while the full amount of the initial installment payment is currently reflected in cash and cash equivalents, as adjusted and as further adjusted.

(3)         The as adjusted and as further adjusted carrying amounts of the Notes reflect the issuance proceeds of the Notes, less the estimated discount created by the allocation of a portion of the issuance proceeds related to the conversion feature. The amount allocated to the conversion feature is reflected as additional paid-in capital, which is included in total stockholders’ equity and total capitalization.

(4)         The carrying amount of $165 million is being accreted up to the principal amount of $220 million through October 1, 2017.

(5)         The above table is based on 123.8 million shares of Common Stock outstanding as of September 28, 2013. Such amount does not include: approximately 2.9 million shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.26 per share; approximately 7.7 million shares of Common Stock issuable upon the vesting of restricted stock units; an additional 6.7 million shares of Common Stock available for future issuance as of September 28, 2013 under the Issuer’s equity incentive plans; approximately 28.5 million shares of Common Stock issuable upon the conversion of the Issuer’s 2017 notes and outstanding warrants issued in connection with that offering and the shares of Common Stock to be reserved for issuance upon conversion of the Notes being sold by the Issuer in the Convertible Senior Notes Offering.

Morgan Stanley and Goldman, Sachs & Co. are acting as joint book-running managers for the Common Stock Offering and Convertible Senior Notes Offering. The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements and the Base Prospectus) with the Securities and Exchange Commission, or SEC, for the Common Stock Offering and the Convertible Senior Notes Offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplements and the Base Prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer, and the Offerings.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the Offerings will arrange to send you the Common Stock Preliminary Prospectus Supplement and the Base Prospectus or the Convertible Senior Notes Preliminary Prospectus Supplement and the Base Prospectus if you request them by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com, or from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

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